# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifeward Ltd., CIK 0001607962
CUSIP: M8216Q309
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 2 Cabot Rd., Hudson, Massachusetts (MA), 01749
Date of event which requires filing of this statement: 03/25/2026
Filed by CIK 0001176309
Persons authorized to receive notices and communications: Avraham Gabay, 1185 Avenue of the Americas, Third Floor, New York, New York (NY), 10036, 972 25788763

## Reporting persons
- Oramed Pharmaceuticals Inc. (CIK 0001176309): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: subject company funds (SC); sole voting power 0; shared voting power 1,528,221; sole dispositive power 0; shared dispositive power 1,528,221; aggregate amount beneficially owned 1,528,221 (49.9% of the class)
  Comment: (1) This figure includes 277,858 ordinary shares, no par value ("Ordinary Shares"), of Lifeward Ltd. (the "Issuer") which may be acquired by the Reporting Person within 60 days upon the exercise of the Pre-Funded Warrants or Share Purchase Warrants (each as defined in Item 4) held by the Reporting Person. Pursuant to the terms of the Share Purchase Warrants and the Pre-Funded Warrants the Issuer may not effect any exercise of either the Share Purchase Warrants or the Pre-Funded Warrants, and a holder may not exercise either the Share Purchase Warrants or the Pre-Funded Warrants, to the extent that after giving effect to such issuance after exercise, the Reporting Person would beneficially own more than 49.99% of the outstanding Ordinary Shares (the "49.99% Beneficial Ownership Limitation").
  
  (2) The percentage reported is based upon (i) 277,858 Ordinary Shares that may be acquired by the Reporting Person within 60 days upon the exercise of the Pre-Funded Warrants or the Share Purchase Warrants up to the 49.99% Beneficial Ownership Limitation, and (ii) 2,778,585 Ordinary Shares outstanding as of April 24, 2026, according to the Registration Statement on Form S-3 filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on April 27, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: Lifeward Ltd.
Address of issuer's principal executive offices: 2 Cabot Rd., Hudson, Massachusetts (MA), 01749

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D (this "Schedule 13D" or this "Statement") is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"), by and on behalf of Oramed Pharmaceuticals Inc., a Delaware corporation (the "Reporting Person").

The Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any of the securities covered by this Statement.
Residence or business address: The business address of the Reporting Person is 1185 Avenue of the Americas, 3rd Floor, New York, NY, 10036.
Present principal occupation or employment: The Reporting Person is engaged in the research and development of innovative pharmaceutical solutions with a technology platform that allows for the oral delivery of therapeutic proteins.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 4 below, which is incorporated herein by reference, summarizes certain agreements that pertain to the Reporting Person's acquisition of the Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Share Purchase Agreement

On January 12, 2026, the Reporting Person entered into that certain Share Purchase Agreement (as amended, the "Share Purchase Agreement"), by and among the Reporting Person, the Issuer and Oratech Pharma, Inc. ("Oratech"), which was wholly-owned by the Reporting Person. Pursuant to the Share Purchase Agreement, the Issuer agreed to acquire all of the outstanding equity interests in Oratech from the Reporting Person in consideration for (A) the Issuer issuing to the Reporting Person a number of Ordinary Shares and pre-funded warrants (the "Pre-Funded Warrants") to purchase a number of Ordinary Shares equal to 49.99% of the Issuer's fully diluted equity capitalization, (B) the Issuer issuing to the Reporting Person warrants (the "Share Purchase Warrants") to purchase Ordinary Shares, and (C) certain ongoing revenue-based payments (the "Revenue Sharing Payments") equal to 4% of the Net Revenue (as defined in the Share Purchase Agreement) of the Issuer's ReWalk Personal Exoskeleton products and related extended warranties, until the earliest to occur of (i) the date that is 10 years after the closing of the Share Purchase Transaction (as defined below), (ii) the date on which the Reporting Person has received the Maximum Amount (as defined in the Share Purchase Agreement) of the Revenue Sharing Payments, or (iii) the first date on which the Issuer market capitalization equals or exceeds $200 million (collectively, the "Share Purchase Transaction").

On March 25, 2026, the Issuer completed its acquisition of Oratech in accordance with the terms of the Share Purchase Agreement. At the closing of the Share Purchase Transaction, the Issuer issued to the Reporting Person an aggregate of (i) 1,250,363 Ordinary Shares, (ii) Pre-Funded Warrants to purchase up to 1,006,113 Ordinary Shares at an exercise price equal to $0.0001 per share, and (iii) Share Purchase Warrants to purchase up to 1,296,296 Ordinary Shares at an initial exercise price equal to $5.40 per share (subject to certain adjustments as set forth in the Share Purchase Warrants). The Pre-Funded Warrants and the Share Purchase Warrants are subject to the 49.99% Beneficial Ownership Limitation.

Note Securities Purchase Agreement

Also on January 12, 2026, the Reporting Person entered into a Securities Purchase Agreement (the "Notes Purchase Agreement") with the Issuer and the other investors signatory thereto, pursuant to which, the Reporting Person agreed to purchase from the Issuer in a private placement (the "Notes Private Placement"), (i) senior secured convertible notes in an aggregate principal amount of $9,000,000 (the "Notes"), convertible into Ordinary Shares (the "Note Shares"), and (ii) accompanying warrants (the "Purchase Agreement Warrants") to purchase Ordinary Shares.

The closing (the "Notes Closing") of the Notes Private Placement took place on March 25, 2026. At the Notes Closing, the Issuer issued to the Reporting Person (i) $9,000,000.00 aggregate principal amount of the Notes with an initial conversion price equal to $5.40 per share (subject to certain adjustments as set forth in the Notes), and (ii) Purchase Agreement Warrants to purchase up to 1,666,666 Ordinary Shares at an initial exercise price equal to $5.40 per share (subject to certain adjustments as set forth in the Purchase Agreement Warrants). The Purchase Agreement Warrants are not currently exercisable due to a contractual beneficial ownership limitation, which provides that the Purchase Agreement Warrants may not be exercised if, after such exercise, the Reporting Person would beneficially own more than 45.0% of the outstanding Ordinary Shares. Similarly, the Note Shares are not currently convertible due to a contractual beneficial ownership limitation, which provides that the Note Shares may not be converted if, after such exercise, the Reporting Person would beneficially own more than 45.0% of the outstanding Ordinary Shares.

The foregoing descriptions of the Share Purchase Agreement, Notes Purchase Agreement, Pre-Funded Warrants, Share Purchase Warrants, Notes and Purchase Agreement Warrants are not complete and are qualified in their entirety by reference to the full text of such documents, the forms and copies, as applicable, of which are incorporated herein by reference to Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.6 to this Schedule 13D, respectively.

General

The Reporting Person intends to review its investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Ordinary Shares of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of the Ordinary Shares of the Issuer or disposal of some or all of the Ordinary Shares of the Issuer owned by the Reporting Person or otherwise acquired by the Reporting Person, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Person has in the past, and may in the future, engage in discussions with the Issuer's management, board of directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Person may consider, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Ordinary Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has

(i) sole power to vote or direct the vote: See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: Other than as reported herein, the Reporting Person has not effected any transaction in the Ordinary Shares of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as described in this Item 6 and otherwise described in this Schedule 13D, the Reporting Person currently has no contract, arrangement, understanding or relationship with any person with respect to the Ordinary Shares of the Issuer or any other securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1. Share Purchase Agreement between the Issuer, the Reporting Person, and Oratech, dated January 12, 2026 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-3 filed by the Issuer with the SEC on April 27, 2026).

99.2. Notes Purchase Agreement between the Issuer, the investors thereto, and the Reporting Person, as agent, dated January 12, 2026 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 13, 2026).

99.3. Form of Pre-Funded Warrant issued to the Reporting Person by the Issuer (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 13, 2026).

99.4. Form of Share Purchase Warrant issued to the Reporting Person by the Issuer (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 13, 2026).

99.5. Form of Notes issued to the Reporting Person by the Issuer (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 13, 2026).

99.6. Form of Purchase Agreement Warrant issued to the Reporting Person by the Issuer (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 13, 2026).

## Signatures
- Oramed Pharmaceuticals Inc.: /s/ Avraham Gabay, Avraham Gabay, Chief Financial Officer (05/14/2026)